                                                            BLAKE DAWSON WALDRON
                                                                  LAWYERS

                              MANAGEMENT SERVICES
                                AGREEMENT (PNG)

                      LIHIR SERVICES AUSTRALIA PTY LIMITED
                                 ACN 116 067 611

                               LIHIR GOLD LIMITED
                                ARBN 069 803 998

                        Level 36, Grosvenor Place
                                225 George Street
                                  Sydney NSW 2000
                         Telephone: (02)9258 6000        MAY 2006
                              Fax: (02) 9258 6999  REF: DCF 02 1391 8699

                          (C) BLAKE DAWSON WALDRON 2006

                                    CONTENTS

1.        INTERPRETATION                                                                             1

          1.1 Definitions                                                                            1
          1.2 Rules for interpreting this document                                                   3

2.        SERVICES AND TERM                                                                          4

          2.1 Manager to provide the services                                                        4
          2.2 Term                                                                                   4
          2.3 Performance by Manager group                                                           4

3.        HOW SERVICES ARE TO BE PROVIDED                                                            5

          3.1 Additional services                                                                    5
          3.2 Place, time, manner and availability                                                   5
          3.3 Company's directions                                                                   5
          3.4 Personnel                                                                              5
          3.5 Access                                                                                 5
          3.6 Standard of performance                                                                5

4.        MANAGER'S STATUS                                                                           6

          4.1 Independent contractor                                                                 6
          4.2 Authority to incur obligations                                                         6
          4.3 Responsibility for employee benefits                                                   6

5.        CHARGES AND PAYMENT                                                                        6

          5.1 Charges                                                                                6
          5.2 Invoicing                                                                              6
          5.3 Payment                                                                                6
          5.4 Disputed Invoices                                                                      6

6.        GST                                                                                        7

         6.1 GST payable in addition to payment                                                      7
         6.2 Invoice                                                                                 7
         6.3 Adjustments                                                                             8

7.        LIABILITIES AND INDEMNITIES                                                                8

         7.1 Disclaimer of implied warranties                                                        8
         7.2 No liability for consequential loss                                                     8
         7.3 Release from and indemnity against Claims                                               8

8.       TERMINATION                                                                                 8

         8.1 Termination by agreement                                                                8

         8.2     Termination by the Manager                                                           8
         8.3     Termination by the Company                                                           8
         8.4     Termination by either Party                                                          9
         8.5     Claims, rights and obligations                                                       9

9.       CONFIDENTIALITY                                                                              9

         9.1     Confidential Information                                                             9
         9.2     Return of Confidential Information                                                   9
         9.3     Terms of this document                                                              10
         9.4     Exceptions                                                                          10

10.      FORCE MAJEURE                                                                               10

         10.1    Notice and suspension of obligations                                                10
         10.2    Effort to overcome                                                                  10
         10.3    Alternative supply                                                                  10
         10.4    Termination                                                                         11

11.      NOTICES                                                                                     11

12.      AMENDMENT AND ASSIGNMENT                                                                    11

         12.1    Amendment                                                                           11
         12.2    Assignment                                                                          11

13.      GENERAL                                                                                     11

         13.1    Governing law                                                                       11
         13.2    Liability for expenses                                                              12
         13.3    Giving effect to this document                                                      12
         13.4    Waiver of rights                                                                    12
         13.5    Severability                                                                        12
         13.6    Operation of indemnities                                                            12
         13.7    GST on claims                                                                       12
         13.8    Consents                                                                            13
         13.9    Statements by the Manager                                                           13
         13.10   Attorneys                                                                           13

SCHEDULES

1        SERVICES                                                                                    14

2        CHARGES AND PAYMENT                                                                         15


                                                                             ii.

                       MANAGEMENT SERVICES AGREEMENT (PNG)

DATE    9 June 2006

PARTIES

     LIHIR SERVICES AUSTRALIA PTY LIMITED ACN 116 067 611 (MANAGER)

     LIHIR GOLD LIMITED ARBN 069 803 998 (COMPANY)

RECITALS

A.   The Company wishes to engage the Manager to perform the Services.

B. The Manager agrees to perform the Services on the terms set out in this document.

OPERATIVE PROVISIONS

1.   INTERPRETATION

1.1  DEFINITIONS

     The following definitions apply in this document.

     AFFILIATE means, for a body corporate, each related body corporate of that body corporate.

     BUSINESS DAY means a day that is not a Saturday, Sunday or public holiday in Brisbane and Port Moresby.

     CLAIM means a claim, action, proceeding or demand made against the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

     COMMENCEMENT DATE means the date of this document.

     COMMISSIONER means either:

     (a)  the Commissioner of Taxation in Australia; or

     (b)  the Commissioner General of Internal Revenue in Papua New Guinea.

     CONFIDENTIAL INFORMATION means any information disclosed by the Company or by any Affiliate of the Company to the Manager before or after the date of this document or any information developed by the Manager in the course of performing the Services, but excludes information that:

     (a)  was in the public domain at the date of this document;

     (b) became part of the public domain after the date of this document otherwise than as a result of disclosure by the Manager in breach of this agreement; or

     (c) was in the Manager's possession at the time of disclosure by the Company to the Manager.

     COMPANIES ACT means the Companies Act 1997 (PNG).

     CORPORATIONS ACT means the Corporations Act 2001 (Cth).

     FORCE MAJEURE EVENT means any occurrence or omission as a result of which the party relying on it is prevented from or delayed in performing any of its obligations under this document and that is beyond the reasonable control of that party, including forces of nature, industrial action and action or inaction by a Government Agency.

     GOVERNMENT AGENCY means:

     (a)  a government or government department or other body;

     (b)  a governmental, semi-governmental or judicial person; or

     (c) a person (whether autonomous or not) who is charged with the administration of a law.

     GST means:

     (a)  the same as in the GST Law;

     (b) any other goods and services tax, or any Tax applying to this transaction in a similar way; and

     (c) any additional tax, penalty tax, fine, interest or other charge under a law for such a Tax.

     GST LAW means either:

     (a)  the same as "GST law" means in A New Tax System (Goods and Services
          Tax) Act 1999 (Cth); or

     (b)  the Goods and Services Tax Act 2003 (PNG).

     INSOLVENCY EVENT means:

     (a) for the Manager, being in liquidation or provisional liquidation or under administration, having a controller (as defined in the Corporations Act) or analogous person appointed to it or any of its property, being taken under section 459F(1) of the Corporations Act to have failed to comply with a statutory demand, being unable to pay its debts or otherwise insolvent, taking any step that could result in the person becoming an insolvent under administration (as defined in section 9 of the Corporations Act), entering into a compromise or arrangement with, or assignment for the benefit of, any of its creditors, or any analogous event; and

                                                                              2.

     (b) for the Company, being in liquidation or under administration, having a receiver (as defined in the Companies Act) or analogous person appointed to it or any of its property, being taken under section 337 of the Companies Act to have failed to comply with a statutory demand, being unable to pay its debts or otherwise failing to satisfy the solvency test in the Companies Act, entering into a compromise or arrangement with, or assignment for the benefit of, any of its creditors, or any analogous event.

     LIABILITY means a duty, liability or obligation affecting the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

     LOSS means a damage, loss, cost, expense or liability incurred by the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

     PERSONNEL means the officers, employees, agents and sub-contractors of the Manager.

     SERVICES means the services described in schedule 1 and any additional services provided under clause 3.1, all of which are to be performed in Papua New Guinea.

     TAX means a tax, levy, duty, charge, deduction or withholding, however it is described, that is imposed by law or by a Government Agency, together with any related interest, penalty, fine or other charge, other than one that is imposed on net income in any jurisdiction.

     TERM means the period specified in clause 2.2.

1.2  RULES FOR INTERPRETING THIS DOCUMENT

     Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

     (a)  A reference to:

          (i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

          (ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

          (iii)a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

          (iv) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

          (v) anything (including a right, obligation or concept) includes each part of it.

                                                                              3.

     (b)  A singular word includes the plural, and vice versa.

     (c)  A word which suggests one gender includes the other genders.

     (d) If a word is defined, another part of speech has a corresponding meaning.


     (e) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

     (f) The word AGREEMENT includes an undertaking or other binding arrangement or understanding, whether or not in writing.

     (g) The words SUBSIDIARY, HOLDING COMPANY and RELATED BODY CORPORATE have the same meanings as in the Corporations Act.

     (h) Words defined in the GST Law have the same meaning in clauses 1.2(i) and (j), 6 and 13.7.

     (i) If a person is a member of a GST group, references to GST which the person must pay and to input tax credits to which the party is entitled include GST which the representative member of the GST group must pay and input tax credits to which the representative member is entitled.

     (j) References to GST extend to any notional liability of any person for GST and to any amount which is treated as GST under the GST Law, and references to an input tax credit extend to any notional input tax credit to which any person is entitled.

2.   SERVICES AND TERM

2.1  MANAGER TO PROVIDE THE SERVICES

     The Manager must provide or procure the provision of the Services continuously during the Term.

2.2  TERM

     The rights and obligations under this document continue for the Term beginning on the Commencement Date and ending on the date of termination of this agreement in any way, including in accordance with clause 8.

2.3  PERFORMANCE BY MANAGER GROUP

     The Manager must ensure that any of its employees, agents and contractors (whether or not they are Personnel) which perform obligations imposed on the Manager by this document, do so strictly in accordance with this document. In consideration of performing their obligations each of those persons is to have the benefit of any provision of this document conferring on the Manager a release, indemnity or limitation of liability and the Manager enters that provision on its own behalf, and as agent of and trustee for each of those persons.

                                                                              4.

3.   HOW SERVICES ARE TO BE PROVIDED

3.1  ADDITIONAL SERVICES

     The Company may request the Manager to provide additional services. Any additional services provided by the Manager in response to such a request are taken to be part of the Services, and the Company must pay for those additional services in accordance with schedule 2, unless otherwise agreed in writing.

3.2  PLACE, TIME, MANNER AND AVAILABILITY

     Consistently with its obligations under this document, the Manager:

     (a) may decide the manner, place and timing of provision of the Services;
         and

     (b) does not warrant that the Manager can attend the Company's premises or provide the Services at specific times requested by the Company.

3.3  COMPANY'S DIRECTIONS

     The Manager must comply with all reasonable directions of the Company as to the nature and scope of the Services (but not as to the manner, place or timing of the provision of the Services).

3.4  PERSONNEL

     The Manager may use such of its Personnel (who may include an Affiliate of the Manager) as it thinks fit to provide the Services, either full-time or in addition to providing services for the Manager or other persons.

3.5  ACCESS

     The Company must, where the Manager thinks it appropriate in order to provide the Services, ensure that the Manager has full and safe access to the Company's mine sites, processing facilities and other premises and to all equipment, materials, information and facilities reasonably required to enable provision of the Services.

3.6  STANDARD OF PERFORMANCE

     The Manager must endeavour to provide the Services:

     (a)  in compliance with every applicable law; and

     (b) to the same standard to which equivalent services are normally performed for the Manager.

                                                                              5.

4.   MANAGER'S STATUS

4.1  INDEPENDENT CONTRACTOR

     The Manager is engaged as an independent contractor. Nothing in this agreement constitutes the Manager an employee, agent, partner or joint-venturer of the Company.

4.2  AUTHORITY TO INCUR OBLIGATIONS

     The Manager has no authority to incur any obligation on behalf of the Company and must not incur any such obligation except on the express written instruction of the Company.

4.3  RESPONSIBILITY FOR EMPLOYEE BENEFITS

     The Manager is responsible for the following outgoings payable to or in respect of the Personnel (but may recover those costs from the Company to the extent set out in schedule 2):

     (a) remuneration and benefits, including superannuation contributions, annual leave, sick leave, long service leave, overtime and penalty rates and provision of accommodation and sustenance;

     (b) imposts or levies imposed by law, such as work care levies, group tax, payroll tax, fringe benefits tax, superannuation guarantee charges; and

     (c)  payments upon termination of service (including on redundancy).

5.   CHARGES AND PAYMENT

5.1  CHARGES

     The Company must pay for the Services in accordance with schedule 2.

5.2  INVOICING

     The Manager may issue invoices to the Company for the Services in accordance with schedule 2.

5.3  PAYMENT

     Subject to clause 5.4 concerning reasonable disputes, the Company must pay the Manager within one month after receipt of an invoice issued in accordance with schedule 2.

5.4  DISPUTED INVOICES

     If the Company reasonably disputes the whole or any part of the amount claimed in an invoice submitted by the Manager on the ground that it is for work not performed in accordance with this document, the Company:

     (a)  must pay the undisputed part of the amount claimed in the invoice;

                                                                              6.

     (b) must within 5 Business Days of receipt of the invoice notify the Manager of why the rest of the invoice is disputed; and

     (c) if it is resolved that some or all of the disputed amount should have been paid when it was invoiced, must pay the amount resolved.

6.   GST

6.1  GST PAYABLE IN ADDITION TO PAYMENT

     In addition to paying the amounts invoiced, the Company must:

     (a) pay to the Manager an amount equal to any GST for which the Manager is liable on any supply by the Manager under or in connection with this document, without deduction or set-off of any other amount;

     (b)  make that payment:

          (i) if the Manager becomes liable for GST on or after receiving the amounts invoiced or other consideration or any part of it - as and when the Company must pay or provide the amounts invoiced or other consideration or that part of it;

          (ii) if the Manager becomes liable for GST on issuing an invoice under this document - on the earlier of the due date for payment of that invoice, or 10 Business Days from the end of the month in which the Manager issued that invoice; and

          (iii)if the Manager becomes liable for GST upon the occurrence of some other event - within 5 Business Days of a written request by the Manager for payment for the GST, which may be in the form of a tax invoice (or an adjustment note).

     (c) indemnify the Manager against, and pay the Manager on demand the amount of:

          (i) all GST for which the Manager is liable in connection with the transaction contemplated by this document; and

          (ii) any loss, liability or expense directly or indirectly incurred in connection with or arising from or caused by any failure by the Company to pay any amount as and when required by this clause.

6.2  INVOICE

     The Manager must issue a tax invoice (or an adjustment note) to the Company for any supply for which the Manager may recover GST from the Company under this document, and must include in the tax invoice (or adjustment note) the particulars required by the GST Law.

                                                                              7.

6.3  ADJUSTMENTS

     The Manager must promptly create an adjustment note for, or apply to the Commissioner for, a refund of, and refund to the Company any overpayment by the Buyer for GST, but the Manager need not refund to the Company any amount for GST paid to the Commissioner unless the Manager is entitled to a refund or credit of that amount.

 7. LIABILITIES AND INDEMNITIES

7.1  DISCLAIMER OF IMPLIED WARRANTIES

     Except to the extent that applicable law provides otherwise, the Manager disclaims all warranties. To the maximum extent permitted by applicable law, all conditions and warranties that would be implied (by statute, general law, custom or otherwise) are expressly excluded.

7.2  NO LIABILITY FOR CONSEQUENTIAL LOSS

     Under no circumstances is the Manager liable for any special, indirect, incidental, consequential or economic Loss (including loss of profits, revenue, savings, opportunity or goodwill), even if the possibility of such a Loss being suffered has been brought to the attention of the Manager.

7.3  RELEASE FROM AND INDEMNITY AGAINST CLAIMS

     To the extent permitted by law, the Company releases the Manager from, and must indemnify the Manager against, any Loss, Claim or Liability brought against, incurred or suffered by the Manager arising directly or indirectly in connection with the provision of the Services by the Manager except to the extent that the relevant Loss, Claim or Liability is caused by or contributed to by the negligence of the Manager in providing the Services.

8.   TERMINATION

8.1  TERMINATION BY AGREEMENT

     This agreement may be terminated by the agreement in writing of the parties.

8.2  TERMINATION BY THE MANAGER

     The Manager may terminate this agreement immediately by notice to the Company if the Company breaches an obligation to pay money when due under this document and does not rectify that breach by paying the amount due, accrued up to the date of payment, within 2 weeks of receiving notice from the Manager requiring payment.

8.3  TERMINATION BY THE COMPANY

     The Company may terminate this agreement immediately by notice to the Manager if the Manager breaches an obligation under this agreement in a significant respect and does not rectify that breach within 2 weeks of receiving notice from the Company requiring rectification.

                                                                              8.

8.4  TERMINATION BY EITHER PARTY

     Either party may terminate this agreement:

     (a) immediately by notice to the other party, if an Insolvency Event occurs in respect of that other party; or

     (b)  if permitted by clause 10 (Force Majeure); or

     (c) by giving at least one month's notice to the other party, specifying the date of termination.

8.5  CLAIMS, RIGHTS AND OBLIGATIONS

     Ending of the Term or termination of this document does not affect:

     (a) any Claim either party may have against the other in respect of anything done or required to be done before the end of the Term, or before termination; or

     (b)  rights or obligations under the following clauses:

          1    Interpretation

          4    Manager's Status

          5    Charges and Payment

          6    GST

          7    Liabilities and Indemnities

          9    Confidentiality

          11   Notices

          12   Amendment and Assignment

          13   General

9.   CONFIDENTIALITY

9.1  CONFIDENTIAL INFORMATION

     Subject to clause 9.4, the Manager must not, and must take reasonable steps to ensure that the Personnel do not, without the Company's permission or where necessary to perform the Services:

     (a)  use any Confidential Information;

     (b)  disclose any  Confidential  Information  to anyone  else;  or

     (c)  make copies of materials incorporating any Confidential Information.

9.2  RETURN OF CONFIDENTIAL INFORMATION

     The Manager must delete, destroy or return to the Company all Confidential Information or materials incorporating Confidential Information within 5 Business Days of receiving a request from the Company to do so.

                                                                              9.

9.3  TERMS OF THIS DOCUMENT

     Subject to clause 9.4, neither party may, without the consent of the other party, disclose the terms of this document to any other person.

9.4  EXCEPTIONS

     A party may disclose or use information, which it would otherwise be prevented from disclosing or using under clause 9.1 or 9.3, where required to do so by law or by the rules of a stock exchange but, as far as practicable, must notify the other party in advance of its intention to do so and take such steps as the other party reasonably requires to protect the confidentiality of the information.

10.  FORCE MAJEURE

10.1 NOTICE AND SUSPENSION OF OBLIGATIONS

     If a party to this document is affected, or likely to be affected, by a Force Majeure Event:

     (a) that party must immediately give the other party prompt notice of that fact including:

          (i)  full particulars of the Force Majeure Event;

          (ii) an estimate of its likely duration;

          (iii)the obligations affected by it and the extent of its effect on those obligations; and

          (iv) the steps taken to rectify it; and

     (b) the obligations under this document of the party giving the notice are suspended to the extent to which they are affected by the relevant Force Majeure Event as long as the Force Majeure Event continues.

10.2 EFFORT TO OVERCOME

     A party claiming a Force Majeure Event must use its best endeavours to remove, overcome or minimise the effects of that Force Majeure Event as quickly as possible. However, this does not require a party to settle any industrial dispute in any way it does not want to.

10.3 ALTERNATIVE SUPPLY

     During any period in which a party to this document is not performing obligations because of a claimed Force Majeure Event, the other party may (but need not) make alternative arrangements for the performance, whether by another person or otherwise, of any obligation which the party claiming the Force Majeure Event is not performing without incurring any liability to that party.

                                                                             10.

10.4 TERMINATION

     If a Force Majeure Event continues for more than 6 months, either party may terminate this document by giving at least 1 month notice to the other party.

11.  NOTICES

     (a) A notice, consent or other communication under this document is only effective if it is in writing, signed and sent to the addressee by mail or fax. If it is sent by mail, it is taken to have been received 5 Business Days after it is posted. If it is sent by fax, it is taken to have been received when the addressee actually receives it in full and in legible form.

     (b) A person's address and fax number are those set out below, or as the person notifies the sender:

          MANAGER
          Address:               GPO Box 905, Brisbane QLD 4001, Australia
          Fax number:            +6173318 9203
          Attention:             Chief Financial Officer

          COMPANY
          Address:               PO Box 789, Port Moresby, Papua New Guinea
          Fax number:            +675 321 4705 or +675 9864 018
          Attention:             Accounting Manager

12.  AMENDMENT AND ASSIGNMENT

12.1 AMENDMENT

     This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

12.2 ASSIGNMENT

     (a) The Company may only dispose of, declare a trust over or otherwise create an interest in its rights under this document with the prior written consent of the Manager.

     (b) The Manager may dispose of, declare a trust over or otherwise create an interest in its rights under this document without the consent of the Company, and may disclose to any potential holder of the right or interest any information relating to this document or any party to it.

13.  GENERAL

13.1 GOVERNING LAW

(a) This document is governed by the law in force in Queensland, Australia.

                                                                             11.

     (b) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in the State of Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

13.2 LIABILITY FOR EXPENSES

     Each party must pay its own expenses incurred in negotiating, executing, stamping and registering this document.

13.3 GIVING EFFECT TO THIS DOCUMENT

     Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this document.

13.4 WAIVER OF RIGHTS

     A right may only be waived in writing, signed by the party giving the waiver, and:

     (a) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

     (b) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

     (c) the exercise of a right does not prevent any further exercise of that right or of any other right.

13.5 SEVERABILITY

     Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.

13.6 OPERATION OF INDEMNITIES

     (a) Each indemnity in this document survives the expiry or termination of this document.

     (b) A party may recover a payment under an indemnity in this document before it makes the payment in respect of which the indemnity is given.

13.7 GST ON CLAIMS

     (a) If the Company is liable to pay GST on any supply by the Company to the Manager under this document, the Manager must pay to the Company an amount equal to that GST, and indemnify the Company against that GST, in exactly the same way as the Company must so do for any GST the Manager is liable for, and clause 6

                                                                             12.

           then applies to that GST as if the Manager was the Company, and the Company was the Manager.

      (b) If a party provides a payment for or any satisfaction of a claim or a right to claim under or in connection with this document (for example, for a breach of any warranty or for indemnity or for reimbursement of any expense) that gives rise to a liability to pay GST, the provider must pay, and indemnify the claimant on demand against the amount of that GST.

      (c) If a party has a claim under or in connection with this document for a cost on which that party must pay an amount for GST, the claim is for the cost plus the amount for GST (except any amount for GST for which that party is entitled to an input tax credit).

      (d) If a party has a claim under or in connection with this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable as reimbursement for GST (whether that amount is separate or included as part of a larger amount).

13.8  CONSENTS

      Where this document contemplates that the party may agree or consent to something (however it is described), the party may:

      (a) agree or consent, or not agree or consent, in its absolute discretion; and

      (b)  agree or consent subject to conditions,

      unless this document expressly contemplates otherwise.

13.9  STATEMENTS BY THE MANAGER

      A statement by the Manager on any matter relating to this document (including any amount owing by the Company) is conclusive unless clearly wrong on its face.

13.10 ATTORNEYS

      Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

                                                                             13.

                                   SCHEDULE 1

                                    SERVICES

                           (Clause 1.1 - "Services")

The Services comprise:

1.    SENIOR EXECUTIVES

      When requested by the Company, providing the services of persons to fill senior executive positions in the Company, which may include the positions of Chief Executive Officer and Chief Financial Officer.

2.    REPRESENTATION AND LIAISON

      (a) Representing the Company in discussions, negotiations, conferences and briefings.

      (b) Conducting investor relations and liaising with shareholders of the Company.

      (c)   Liaising with Stock Exchanges.

3.    STRATEGIC SERVICES

      Assisting the Company to identify and analyse strategic options and commercial opportunities, and obtaining when requested by the Company services to assist with this process.

                                                                             14.

                                   SCHEDULE 2

                              CHARGES AND PAYMENT

                                   (Clause 5)

1.    RECOVERY OF DIRECT AND INDIRECT COSTS

1.1 The Company must pay the Manager an amount equal to all direct and indirect costs incurred by the Company in providing the Services.

1.2   Direct and indirect costs include, but are not limited to:

      (a) Salaries, wages and other benefits payable or provided to employees, secondees and consultants of the Manager or its Affiliates who are engaged in providing the Services, or a proportionate amount in respect of those engaged part time in providing the Services.

      (b) Public holidays, leave, sickness and disability benefits, long service leave, superannuation, workers' compensation and other insurance premiums, and other charges and allowances referable to the salaries and wages chargeable under paragraph 1.2(a), or to the engagement of persons referred to in paragraph 1.2(a). These costs must be charged on a "when and as paid basis" or by "percentage assessment" (at a rate reasonably determined by the Manager on the basis of its cost experience).

      (c) Taxes imposed on the Company or on an Affiliate of the Company by reference to the salaries and wages referred to in paragraph 1.2(a).

      (d) All material and equipment costs, which are to include transport costs, Taxes, charges and a charge for depreciation reasonably determined by the Manager, for equipment or premises shared or provided part-time or temporarily by the Manager.

      (e)   All fees, expenses and costs paid to third parties.

      (f) A percentage of the Manager's overhead expenses reasonably determined by the Manager, to the extent those overhead expenses are not covered by paragraphs 1.2(a) to 1.2(e) above.

      (g) All legal expenses and expenses of other professional advisers incurred by the Manager in the course of or arising out performance of this agreement, on a full indemnity basis.

2.    GROSS UP FOR TAX (EXCEPT GST)

      Amounts payable by the Manager will be grossed-up as appropriate, or additional amounts paid by the Company, to ensure that the Manager is fully indemnified in respect of any Tax (other than an amount of GST for which the Manager is indemnified under clause 6 of this document) payable in relation to the Services, materials supplied or amounts payable by the Company.

                                                                             15.

3.    INVOICING

      The Manager may invoice the costs referred to in paragraph 1 of this schedule at or after the end of the month in which they are incurred. Where costs are not attributable to a particular month, the Manager may apportion them in a reasonable manner and invoice the appropriate portion at such times as it reasonably determines.

                                                                             16.

EXECUTED as an agreement.

SIGNED for LIHIR SERVICES AUSTRALIA PTY
LIMITED, by its duly authorised officer,
in the presence of:                             /s/ Joe Dowling
                                                --------------------------------
                                                Signature of officer

/s/ Paul Fulton                                 Joe Dowling
----------------------------                    --------------------------------
Signature of witness                            Name

Paul Fulton
----------------------------
Name

SIGNED for LIHIR GOLD LIMITED,
by its duly authorised officer, in the
presence of:                                    /s/ Ross Garnaut
                                                --------------------------------
                                                Signature of officer

/s/ Mark Laurie                                 Ross Garnaut
---------------------------                     --------------------------------
Signature of witness                            Name

Mark Laurie
---------------------------
Name

                                                                             17.